The YC-backed Operating System of Hollywood



cinapse.io   Los Angeles, CA

Highlights

① 21st century operating system for behind-the-scenes logistics in Film & TV production

② Used by 50+ productions across Netflix, Apple, Amazon, Disney, Paramount, and more

③ Growing 48% month-over-month (used by 16% of all current productions in N.A. and Europe)

④ Raised $2.5M from Y Combinator, Neil Patrick Harris, Gaingels, and more in 2021 and 2022

⑤ 1000+ sign-ups since Feb 2024 launch

⑥ Addressing an untapped $250 billion market of offline, analog production workflows and expenses

Featured Investors


Jim Kleverweis 🔗
Syndicate Lead

[Follow]

Invested $5,000 ⓘ

Jim Kleverweis is a six-time Emmy® award-nominated producer known for HBO's Silicon Valley, Insecure, Euphoria, and upcoming series The Franchise. He is a member of the DGA, PGA, Television Academy, and a graduate of the DGA Training Program.

"Cinapse has built a dynamic, collaborative product from the ground up that the motion picture and television industry has been clamoring for for years. The company's commitment to innovation and understanding its core user base is outstanding. In modern film production, tools that are standard in their product have been long asked for, and have been ignored by the companies that have had software on the market for ages. What Cinapse has created reflects the realities of scheduling in the modern era. As a former DGA

assistant director turned producer, I see the value of this software as both an end user and collaborator. I believe there is nothing else like it on the market, and that Cinapse is poised to make life easier for productions around the globe."

 **Neil Patrick Harris**  [Follow]

Neil Patrick Harris is a five-time Emmy® award winner best known for his work across TV, film, and theater.

"I'm thrilled to be working with Cinapse to streamline how the cast, crew, and studio manage their work on every production."

 **Y Combinator** [Follow] Invested $500,000 ⓘ
Notable Investor

Startup accelerator and VC firm that's launched over 4,000 companies, including Airbnb, Coinbase, DoorDash, Dropbox, Instacart, Reddit, and Stripe
ycombinator.com

Dalton Caldwell, YC Managing Director, Group Partner
""""

 Other investors include <u>Gaingels Syndicate</u> Notable , <u>David Anderman</u>, <u>Sandy Climan</u>, <u>Rendered VC</u>, <u>Twenty Two Ventures</u>

Our Team

 **Herman Phillips** Co-Founder & CEO

Filmmaker & Entrepreneur. Former AD Dept @ HBO Silicon Valley, Euphoria, Insecure, Forbes 30 Under 30

 **Roger W Tran** Co-Founder & COO

Product designer, early-stage startup product development consultant, Stanford, Harvard

 **Heather Wagner** Co-Founder & Senior Product Advisor

DGA 1st AD, Producer @ Lucasfilm, Mandalorian, Ahsoka, Avatar

 **Greg Kufera** Co-Founder

COO @ Ikhor, Princeton

Why Cinapse?

Featured by :

    

We're building the new Operating System of Hollywood

8 months after our launch, Cinapse is already used on 16% of all major Film & TV productions

Sign ups	Productions	MoM growth
1,000	**50+**	**48%**

Trusted by the AD teams who brought you



Currently used across most major studios



Production logistics is the largest untapped market in Hollywood

Businesses Powering Media Production	Market Opportunity
100k+	**$12B**

With our scheduling and budgeting data, Cinapse can power the entire $250B+ production supply chain



Rentals

Locations

Equipment

Payroll

Cinapse

Scheduling   Budgeting

Comms

Hiring

Data storage & analytics

Casting

Business Model

SaaS subscriptions
for Cinapse Scheduling + Budgeting

$216M

Marketplace
5% fee on all rentals & bookings

$12B

Individual	$36M ARR*	$10/mo * 300k users
Enterprise	$180M ARR*	$10k/mo * 1500 productions

$250 billion / yr   Annual production expenditure
$12.5 billion ARR   Cinapse 5% marketplace-fee

* The figures listed above are projections that cannot be guaranteed



We're reserving $50k of our $500k fundraising round for our fellow ADs, UPMs, and Producers. Help us reach our next milestones*

Hit $1M ARR in 12 months

Get Cinapse on 50% of all 2025 productions

Secure 1 overall studio contract

Why are we building Cinapse?

No one has successfully challenged EP's dominance on production software in over 50 years.

The available tools that currently power production logistics are stuck in the 1980s.

Outsider venture capitalists don't understand the scale of the problem or the massive opportunity for disruption.

But you do.

Old way

1980 - 2024

Disconnected schedule + budget

Manual data entry

Outdated info

Phone tag

Sticky notes on a wall

Paper & binders

Offline data

High risk of error

Inaccurate planning

New way

The Future with Cinapse ✨

Integrated schedule + budget

Automated workflows (10x faster)

Cloud-synced information

Real-time collaboration

Shareable data

Accessible from any device

3rd-party app integrations

Alerts and notifications

AI-assisted planning

Cinapse is already the most advanced scheduling software available in Film & TV

available in Film & TV.



Why customers choose Cinapse

Collaboration	Multi-unit logic	Crossboarding
CSV exporting	Episodic DooDs	Intuitive design
Start-of-day daybreaks	Automated breakdowns	Integrations with Scriptation, Final Draft & SetHero
24/7 customer support	Fast upgrades & improvements	Feedback-driven feature roadmap

What our customers say



"Cinapse has changed the way I'm able to work. It's obviously **designed by people who know production intimately**."

Luke Maxcy, DGA 1st AD

"Cinapse solves many of the problems that plague MMS... **I never want to go back!**"

Emily Hogan, DGA 1st AD



"**Cinapse has been a game changer**...we've been waiting for this!"

Joanne Gerein, DGC 1st AD

"It's like you were sent by God."

Inti Carboni, DGA and AIARSE 1st AD

Our master plan

Phase 1. Viral adoption

Release our product at an extremely affordable price so that every filmmaker has an opportunity to **learn that Cinapse is the future**. Constantly improve the product based on customer feedback, and become indispensable to every production in the industry.

Phase 2. Build budgeting

We will build the first app that **directly integrates schedule data with budget data in real-time**. This will unlock the ability for Producers and Accountants to plan productions with more accuracy than ever before. At scale, we will train AI models to learn which schedules work best — and why.

Phase 3. Open data to the whole ecosystem

Every call sheet, rental, casting, hire, etc. relies on production schedule and budget data. We will open our dataset to the entire app ecosystem and **transform Cinapse into an industry-wide platform** that allows other services & products to seamlessly integrate with our workflows. Cinapse will become the single platform through which all productions do business and become the Operating System of Hollywood.

Team

Knows Tech. Knows Hollywood.



Herman Phillips
CEO





Roger W Tran
COO


Stanford
HARVARD



Heather Wagner
Co-founder
Senior Product Advisor





Greg Kufera
Co-founder
Senior Technology Advisor


∧ Expo
PRINCETON

Advisors

Backed by Y Combinator.
Advised by Hollywood insiders.



Neil Patrick Harris
ADVISOR

Five-time **Emmy®** award winner
Best known for his work on:
How I Met Your Mother
A Series of Unfortunate Events
The Matrix Resurrections
Uncoupled

LinkedIn
IMDb



Sandy Climan
ADVISOR

CEO @ **Entertainment Media Ventures**
Former Corporate EVP and President of Worldwide
Business Development @ **Universal Studios**
Founding Head of Corporate Advisory Practice and
Senior Talent Agent @ **CAA**

LinkedIn
IMDb



Deniese Davis
ADVISOR

Founder / COO @ **Reform Media Group**
Producer @ **Insecure, RAP SH!T, A Black Lady Sketch
Show**
Four-time **Emmy®** award nominee
Member @ **Television Academy of Arts & Sciences**
Member @ **Producers Guild of America**
Graduate @ **American Film Institute**

LinkedIn
IMDb



David Anderman
ADVISOR

Former COO & General Counsel @ **Lucasfilm**
Former General Counsel @ **SpaceX**

LinkedIn



Jim Kleverweis
ADVISOR

Producer @ **Sony, Walt Disney, NBCUniversal,
WarnerMedia** (Silicon Valley Euphoria, Insecure)
Six-time **Emmy®** award nominee
Member @ **Producer's Guild of America**
Member @ **Directors Guild of America**
Member @ **Television Academy of Arts & Sciences**
Graduate @ **DGA Training Program**

LinkedIn
IMDb

